02019413

Aut 3/11/2002

PROCESSED

RECEIVED MAR 0 4 2002

316

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49662

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GENEVA, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. LASALLE STE. 1822
(No. and Street)

CHICAGO (City) IL (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM P. LYNN (312) 362-4422
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SENESAC & LENNON, LTD
(Name — if individual, state last, first, middle name)

333 N. HAMMES AVE (Address) JOLIET (City) IL (State) 60435 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3/21/02 S.S

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information

OATH OR AFFIRMATION

I, WILLIAM P. LYNN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GENEVA, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

William P. Lynn
Signature

MEMBER
Title

Nycole Rodriguez
Notary Public

"OFFICIAL SEAL"
NYCOLE M RODRIGUEZ
Notary Public, State of Illinois
My Commission Exp. 08/31/2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16] 2) Rule 17a-5(b) [ ] [17] 3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19] 5) Other [ ] [26]

NAME OF BROKER-DEALER Geneva, L.L.C. [13]	SEC FILE NO 8-49662 [14] FIRM ID NO [15]
ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.) 440 S. LaSalle St. Suite 1822 [20] (No. and Street)	FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2001 [24] AND ENDING (MM/DD/YY)
Chicago [21] IL [22] 60605 [23] (City) (State) (Zip Code)	12/31/2001 [25] Amended - 1
NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT WILLIAM P. LYNN [30]	(Area Code)---Telephone No. 312-362-4422 [31]
NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]	OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Geneva, L.L.C. [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2001 [99]
SEC FILE NO. 8-49662 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
. Cash		$ 15,239 [200]		$ 15,239 [750]
. Receivables from brokers or dealers:				
A. Clearance account		8,307,193 [295]		
B. Other		0 [300]	$ 0 [550]	8,307,193 [810]
. Receivables from non-customers		0 [355]	0 [600]	0 [830]
. Securities and spot commodities owned, at market value:				
A. Exempted securities		0 [418]		
B. Debt securities		0 [419]		
C. Options		5,024,612 [420]		
D. Other securities		12,563,289 [424]		
E. Spot commodities		0 [430]		17,587,901 [850]
. Securities and/or other investments not readily marketable:				
A. At cost	$ 0 [130]			
B. At estimated fair value		0 [440]	0 [610]	0 [860]
. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		0 [460]	0 [630]	0 [880]
A. Exempted securities	$ 0 [150]			
B. Other securities	$ 0 [160]			
. Secured demand notes:		0 [470]	0 [640]	0 [890]
market value of collateral:				
A. Exempted securities	$ 0 [170]			
B. Other securities	$ 0 [180]			
. Memberships in exchanges:				
A. Owned, at market	$ 0 [190]			
B. Owned, at cost		**	0 [650]	
C. Contributed for use of the company, at market value			0 [660]	0 [900]
. Investment in and receivables from affiliates, subsidiaries and associated parterships		0 [480]	0 [670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		0 [490]	898 [680]	898 [920]
1. Other assets		0 [535]	799,590 [735]	799,590 [930]
2. TOTAL ASSETS		$ 25,910,333 [540]	$ 800,488 [740]	$ 26,710,821 [940]

* Fill in memberships owned at cost. Exclude CBT and CME memberships.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Geneva, L.L.C. **as of:** December 31, 2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	8,649,342	1315	8,649,342	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			16,009,780	1360	16,009,780	1620
17. Accounts payable, accrued liabilities, expenses and other	3,390	1205	0	1385	3,390	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $ 0 [970]						
2. Includes equity subordination(15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value			0	1410	0	1720
from outsiders $ 0 [990]						
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. Includes equity subordination(15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	3,390	1230	24,659,122	1450	24,662,512	1760

Ownership Equity

21. Sole proprietorship			0	1770
22. Partnership (limited partners)	0	1020	2,048,309	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			2,048,309	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			26,710,821	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: Geneva, L.L.C. **as of:** December 31, 2001

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 2,048,309	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			2,048,309	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			$ 2,048,309	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 800,488	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(800,488)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			$ 1,247,821	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A. Contractual securities commitments	0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	807,129	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	(807,129)	3740
10. Net Capital			$ 440,692	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Geneva, L.L.C. **as of:** December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 230	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 100,000	3760
14. Excess net capital (line 10 less 13)			$ 340,692	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)			$ 440,286	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 3,390	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820		
			$ 0	3830
19. Total aggregate indebtedness			$ 3,390	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 1.00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% .00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

BROKER OR DEALER: Geneva, L.L.C.

For the period from 01/01/2001 [3932] to 12/31/2001 [3933]

Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			1,484,688	3949
c. Total gain (loss)			1,484,688	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			575,089	3995
9. Total revenue			$ 2,059,777	4030

EXPENSES

10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			0	4115
12. Commissions paid to other broker-dealers			119,483	4140
13. Interest expense			546,566	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			13,121	4195
15. Other expenses			1,315,562	4100
16. Total expenses			$ 1,994,732	4200

NET INCOME

17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 65,045	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	$ 0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 65,045	4230

MONTHLY INCOME

23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ 420,927	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Geneva, L.L.C. **as of:** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1		0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained		0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm	4335	0	4570
D. (k) (3) - Exempted by order of the Commission		0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
0	4600		4601	Out	4602	0	4603		4604	No	4605
						$ 0	4699*				

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

GENEVA, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

WITH

REPORT OF INDEPENDENT AUDITORS

GENEVA, LLC

TABLE OF CONTENTS

SENESAC & LENNON, LTD.
CERTIFIED PUBLIC ACCOUNTANTS • FINANCIAL CONSULTANTS

Stephen A. Senesac, CPA David D. Lennon, CPA

Report of Independent Auditors

To the members of Geneva, LLC

We have audited the accompanying balance sheet of Geneva, LLC as of December 31, 2001 and 2000 and the related statements of operations, membership capital, and cash flows for the years then ended. These financial statements are the responsibility of Geneva, LLC management. Our responsibility is to express an opinion of these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Geneva, LLC as of December 31, 2001 and 2000 and the results of operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the financial statements of Geneva, LLC. Such information has been subjected to the accounting procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the financial statements taken as a whole.

Senesac & Lennon Ltd.

February 18, 2002

333 North Hammes Ave. • Joliet, Illinois 60435
Phone: 815-725-7070 • Fax: 815-725-7188

GENEVA, LLC
BALANCE SHEET
DECEMBER 31, 2001 AND 2000

	2001	2000
ASSETS		
Current assets:		
Cash	$ 15,239	22,463
Accounts receivables and other	-	17,221
Other current assets:		
Stock positions - long	12,563,289	7,931,056
Option positions - long	5,024,612	11,166,368
Due from clearing firm	8,307,193	2,262,526
Due from affiliates	784,589	-
Other investments	15,000	113,386
Total current assets	26,709,922	21,513,020
Fixed assets - net	899	1,496
Organization expenses - net	-	443
Total Assets	$ 26,710,821	21,514,959
LIABILITIES AND EQUITY		
Current liabilities:		
Accounts payable and other	$ -	1,558
Accrued expenses	3,390	9,762
Stock positions - short	10,444,813	3,529,699
Option positions - short	5,564,967	10,576,278
Due to clearing firm	8,649,342	5,144,555
Due to others	-	771,196
Total current liabilities	24,662,512	20,033,048
Long-term liabilities	-	-
Total Liabilities	24,662,512	20,033,048
Member's Equity	2,048,309	1,481,911
Total Liabilities Equity	$ 26,710,821	21,514,959

See notes to financial statements

GENEVA, LLC
STATEMENT OF OPERATIONS AND MEMBERSHIP CAPITAL
Years ended December 31, 2001 and 2000

	2001	2000
Revenue:		
Trading income	$ 1,484,688	(72,908)
Commission income	21,837	593,472
Dividends and interest	163,837	10,106
Short market value credit	183,635	1,432
Investment income from one -member LLC's	184,855	-
Total revenue	2,038,852	532,102
Operating expenses (Schedule 1)	1,993,757	566,910
Operating income (loss)	45,095	(34,808)
Other income (expenses):		
Rebates	20,925	5,755
State income tax expense	(975)	-
Miscellaneous		-
Net income (loss)	$ 65,045	(29,053)
Membership capital, beginning of year	$ 1,481,911	79,944
Member contributions	1,941,678	1,468,020
Member withdrawals	(1,440,325)	(37,000)
Net income (loss)	65,045	(29,053)
Membership capital, end of year	$ 2,048,309	1,481,911

See notes to financial statements.

GENEVA, LLC
STATEMENT OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income (loss)	$ 65,045	(29,053)
Adjustments to reconcile net income to net operating cash:		
Depreciation and amortization	1,040	964
Changes in assets and liabilities:		
Accounts receivables and other	17,221	86,449
Stock and option positions - long	1,509,523	(19,097,424)
Due from clearing firm	(6,044,667)	(2,262,526)
Due from affiliates	(784,589)	
Other investments	98,386	(113,386)
Stock and option positions - short	1,903,803	14,105,977
Accounts payable	(1,558)	(28,379)
Accrued expenses	(6,372)	7,410
Due to clearing firm	3,504,787	5,144,555
Due to others	(771,196)	771,196
Net cash provided by (used for) operating activities	(508,577)	(1,414,217)
Cash flows from financing activities:		
Member contributions	$ 1,941,678	1,468,020
Member withdrawals	(1,440,325)	(37,000)
Net cash (used for) financing activities	501,353	1,431,020
Cash flows from investing activities:		
Acquisition of fixed assets	-	(1,870)
Net cash (used for) investing activities	-	(1,870)
Net increase (decrease) in cash and cash equivalents	(7,224)	14,933
Cash and cash equivalents, beginning of year	22,463	7,530
Cash and cash equivalents, end of year	$ 15,239	22,463

See notes to financial statements.

GENEVA, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001

1. Description of Organization

Geneva, LLC (formerly known as Geneve Stock, LLC) is organized as a limited liability company registered in the State of Illinois. The company formed a joint back office (JBO) in a prior year for the main purpose of market making in dealer equity options and individual securities. This market making is done via several different accounts owned and operated by Geneva, LLC; many of which were initiated during 2001. As a result, the company has experienced significant increases in volume and activity. These trades and accounts are held with Bear Stearns and First Options of Chicago, Inc. Additionally, the Company owns several, one-member LLC's formed during 2001, which perform identical market making functions. The results of operations of these LLC's is reflected within these financial statements.

2. Summary of Significant Accounting Policies

A. Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets, liabilities, revenues and expenses. The estimates also affect disclosure of contingent assets and liabilities at the dates of the financial statements. Actual results could differ from those estimates.

B. Cash and cash equivalents: Cash and cash equivalents consist of checking accounts and money market accounts.

C. Property and equipment: Property and equipment are stated at cost. Depreciation is computed using accelerated cost recovery methods. Organization costs are amortized over 60 months.

D. Income taxes: The Company is organized as a limited liability company. There is no federal income tax at the corporate level. All income and losses are passed through to the members.

SUPPLEMENTARY INFORMATION

Schedule 1

GENEVA, LLC
SCHEDULE OF OPERATING EXPENSES
Years ended December 31, 2001 and 2001

	2001	2000
Administrative expense	$ -	30,000
Amortization	443	590
Auto expense	-	2,040
Depreciation	598	374
Clearing charge	62,220	18,184
Commissions	-	108,098
Interest	546,566	11,655
License and permits	13,121	25,228
Office supplies and expense	830	175
Outside services	2,700	-
Professional fees	14,767	21,175
Repairs and maintenance	-	118
Trading expenses - one-member LLC's	958,478	-
Floor brokerage expense	119,483	-
Dividends paid on short positions	55,785	-
Moving expense	9,167	-
Seat lease	81,854	-
Salaries	116,973	320,452
Recruitment	1,130	-
Supplies and other	85	22
Taxes - payroll	9,445	27,033
Telephone	112	1,766
Total expenses	$ 1,993,757	566,910

See notes to financial statements.

Schedule 2

GENEVA, LLC
COMPUTATION OF NET CAPITAL
PER UNIFORM NET CAPITAL RULE 15c3-1
December 31, 2001

CREDITS		
Members' equity		$ 2,048,309
DEBITS		
Non-allowable assets -		
Equipment, net	899	
Other assets	799,589	800,488
Net Capital before Haircuts on Securities Positions		1,247,821
Haircuts on securities		(807,129)
Net Capital		$ 440,692
Computation of Basic Net Capital Requirement:		
Minimum net capital required (Greater of 6 2/3% of aggregate indebtedness or $100,000)		$ 100,000
Excess Net Capital		$ 340,692
Computation of Aggregate Indebtedness:		
Total accounts payable and accrued expenses		$ 3,390
Percentage of Aggregate Indebtedness to Net Capital		0.8%

Note: There are no material differences between the audited computation of net capital and that per the Company's unaudited FOCUS report as filed.